FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of August, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


The following text is the English translation of a news release issued in Germany by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

                    HSBC TRINKAUS & BURKHARDT AG
                      FIRST HALF 2007 RESULTS

-    Operating profit up 15.0 per cent to EUR119.9 million.

-    Profit after tax up 19.5 per cent to EUR84.5 million.

-    Net fees and commissions up 9.1 per cent to EUR165.0 million.

HSBC Trinkaus & Burkhardt AG first half 2007 results showed strong growth compared with the first half 2006. This was primarily attributable to good contributions from net interest income and net fees and commissions. Operating profit was up 15.0 per cent year-on-year to EUR119.9 million. Profit after tax increased by 19.5 per cent to EUR84.5 million.

All business segments improved their contribution compared to the same period last year. Private banking earnings increased 21.7 per cent due to the expansion of the securities business. The corporate banking business benefited from higher net interest income due to growth in deposits as well as from increased IPO and capital market activity in the corporate finance business. The institutional client business improved on its prior year results due to the successful expansion of asset management and fixed income products businesses. Proprietary trading reported a substantial increase in revenues due to high market demand for structured interest products, equities and equity derivatives.

Net interest income increased by 23.1 per cent to EUR54.3 million compared with the first half of 2006. This was driven by an increase in customer deposits, which funded higher loans and advances to banks and increased loans and advances to customers. In addition, there was a slight improvement in customer margins on deposits.

Net fees and commissions increased 9.1 per cent to EUR165.0 million as a result of higher income in the securities business arising from increased volumes from higher market volatility in capital markets during the first half of the year together with improved performance from the issuing and structuring business.

Trading profit increased by 4.3 per cent to EUR65.2 million. This growth was in addition to the strong growth experienced in the first half of 2006. Equities and equity/index derivatives remain the strongest earnings components arising from strong demand for retail products sold under our HSBC Trinkaus Investment Products brand (www.hsbc-tip.de). Demand was met by expanding the range offered and also by obtaining approval to list and sell these products in Switzerland.

The net credit for loan impairment charges of EUR2.7 million was attributable to the reversal of both individually and collectively assessed impairment allowances. Credit risk provisioning remains cautious and characterised by conservative valuation standards.

Administrative expenses increased 13.4 per cent compared with the first half 2006. This was largely due to the increase in the number of employees, business expansion and higher performance-related remuneration. Other administrative expenses increased as a result of higher IT consultancy services.

The cost efficiency ratio remained stable at 58.4 per cent as compared with 58.3 per cent for the first half of 2006.

The Management Board continues to be cautiously optimistic for 2007 and believes there are further solid earnings opportunities in light of growth forecasts for the global economy and sustained economic growth in Germany. Net interest income is likely to increase further for the full year 2007 compared with the prior year provided margins remain stable and volumes increase. Continued strong contribution from net fees and commissions and trading profit in the second half of 2007 however remains highly dependent on conditions within the capital market where performance trends achieved in the first half of the year could be disrupted if recent credit market volatility continues. Nevertheless, the Management Board continues to pursue the goal of increasing operating profit in 2007.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  16 August, 2007